Filed by Southcross Energy Partners, L.P.

Commission File No. 001-35719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Southcross Energy Partners, L.P.

Commission File No.: 001-35719

The following is an email sent to employees of Southcross Energy Partners GP, LLC on November 20, 2017.

AMID / SXE INTEGRATION UPDATE

November 20, 2017

INTEGRATION LEADERSHIP STRUCTURE

On Nov. 7, AMID and SXE leadership teams came together to launch the planning phase of the integration of these two companies. One of the first orders of business at the official kickoff meeting was a discussion about AMID’s integration process approach. Functional area leaders had the opportunity to meet with their counterparts to begin planning the pre-close planning activities.

Board Oversight Committee

AMID has a Board Oversight Committee that will provide strategic input and guidance throughout the process. The Steering Committee will provide monthly progress updates to the Board Oversight Committee.

Steering Committee

The Steering Committee will ensure alignment on corporate objectives, foster team engagement, and provide general oversight. The Integration Director is a member of the Steering Committee, and will lead the integration management process to provide planning, facilitation and coordination with the function integration management leads.

Functional Team Leads

The functional teams will have representation from each company in the following areas which will be putting together detailed plans for integrating the businesses after closing.

Area	AMID Team Lead	SXE Team Lead

Accounting	VP, CAO, Corp Controller	VP, Controller

Commercial Gathering & Processing	VP Gathering & Terminals	SVP & Chief Comm Off.

Commercial Natural Gas Services	SVP Commercial Services	SVP & Chief Comm Off.

EHS & Regulatory	Dir. EHS&R	Dir. EHS&T and Mgr Regulatory

Finance & Treasury	Dir. Finance and Mgr Treasury	VP, Controller and Mgr Finance

Human Resources	Sr. Dir HR	Dir. HR

IT	VP IT	Dir. IT

Internal Audit	Sr. Dir. Internal Audit	Mgr Internal Audit

Legal	Sr. Counsel	Dir. Legal Affairs

Ops Services & Control Center	VP Operations and Dir. Operations Control Ctr	SVP Operations and Dir. Measurement

Technical & Shared Services	VP Technical Services	SVP Engineering

Project management (PM) of the integration process is being provided by the Integration Team. They provide a wide range of support facilitation of weekly project meetings and preparation of bi-weekly functional team updates.

LIFECYCLE OF THE INTEGRATION PROCESS

Integration resources will begin validating preliminary plans that have been drafted to support activities during three key integration phases:

Phase One: Pre-Close Planning

During Phase One, AMID and Southcross will still be operating as separate companies. Activities performed during this phase will be closely monitored to ensure they comply with applicable regulatory requirements and legal restrictions. Some of the key outputs of this phase include:

•	Evaluation of existing roles, processes, systems and policies

•	Design of the new organization

•	Identification of critical items that need to be in place on Day 1

Phase Two: Integration Begins at Closing

The objective of Phase Two is to ensure that the newly combined company operates successfully. This phase will address:

•	Announcement of the new organization

•	Emergency response plans that must be in place immediately upon close

•	Assimilation to AMID’s policies, processes, systems and practices on Day 1 and beyond

During this phase, functional teams will be working to an accelerated timeline to execute plans and work through new challenges and opportunities that arise. Good communication and rapid response will be key for our success during this short period. We will reply upon every employee of the new organization to be involved, engaged, and active.

Phase Three: Beyond Integration — Delivering the Integration Value

It will be critical that we establish and achieve long-term goals that align with our vision of the new organization. This will include things such as:

•	Ongoing identification of opportunities for incremental optimization

•	Implementation of metrics and reporting mechanisms to mark our success

•	Communication of progress

All of the integration work involves planning for how the integrated company will operate after the transaction closes. Until the transaction is completed, the parties remain separate and independent competitors in the market, and it remains business as usual for each company.

Forward Looking Statements

This employee communication and accompanying statements may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts, including statements regarding SXE’s future financial position, results, business strategy, guidance, distribution growth, and plans and objectives of management for future operations, are forward-looking statements. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” “would,” “potential,” and similar terms and phrases to identify forward-looking statements in this communication. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included herein will prove to be accurate. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Additional risks include the following: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of AMID to successfully integrate SXE’s operations and employees and realize anticipated synergies and cost savings, actions by third parties, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue and other financial growth, and volatility in the price of oil, natural gas, and natural gas liquids and the credit market. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the SEC. Please see SXE and AMID’s “Risk Factors” and other disclosures included in their Annual Reports on Form 10-K for the year ended December 31, 2016, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, the quarter ended June 30, 2017 and the quarter ended September 30, 2017. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this employee communication. SXE and AMID undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this employee communication.

Additional Information and Where to Find It

This employee communication relates to a proposed business combination between SXE and AMID. In connection with the proposed transaction, SXE and/or AMID expects to file a proxy statement/prospectus and other documents with the SEC.

In connection with the Merger, AMID intends to file a registration statement on Form S-4, including a proxy statement/prospectus of SXE and AMID, with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement/prospectus (if and when available) will be mailed to unitholders of SXE. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s investor relations website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This employee communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding SXE’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding AMID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.